Securities and Exchange Commission
July 19, 2017

July 19, 2017

Sonia Gupta Barros
Assistant Director
Office of Real Estate and Commodities
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:          MVP REIT II, Inc.
Registration Statement on Form S-4
Filed June 16, 2017
File No. 333-218803

Ladies and Gentlemen:

Set forth below are the responses of MVP REIT II, Inc., a Maryland corporation (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 14, 2017, with respect to the Company’s Registration Statement on Form S-4, File No. 333-218803, initially filed with the Commission on June 16, 2017 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  For your convenience, we will hand deliver three full copies of Amendment No. 1, as well as three copies of Amendment No. 1 that are marked to show all changes made since the initial filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified. Unless indicated otherwise, capitalized terms used, but not defined, herein shall have the meaning given to them in the Registration Statement.

Registration Statement on Form S-4

The Merger, page 84

1.          We note your disclosure that the exchange ratio of 0.365 shares of MVP II common stock per share for MVP I common stock is based on a $25.00 per share price of MVP II common stock and a $9.32 per share price of MVP I common stock. Please tell us supplementally how you determined this exchange ratio based upon these respective per share prices.

Securities and Exchange Commission
July 19, 2017

Response:

The exchange ratio was negotiated based upon the MVP I Special Committee’s and the MVP II Special Committee’s review of the relative net asset value ranges for MVP I and MVP II as discussed with the respective financial advisors to the MVP I Special Committee and the MVP II Special Committee.

The third and fourth bullets in the Section “MVP II Reasons for the Merger” on page 95 have been clarified as follows:

•
“the right of MVP II under the Merger Agreement to pay the merger consideration to holders of the MVP I common stock in shares of MVP II common stock (and not in cash) at a fixed exchange ratio of 0.365 shares of MVP II common stock per share of MVP I common stock, or the ‘‘Exchange Ratio’’;

•
the Exchange Ratio is fixed and will not be adjusted in the event of any change in the value of the shares of MVP I common stock or MVP II Common Stock, which limits the impact of external factors on the Merger;”

Background of the Merger, page 84

2.          We note your disclosure that in 2016 MVP I decided to defer taking further action to list shares of MVP I common stock on the NASDAQ Global Market. Please expand your disclosure to explain why MVP I deferred listing at that time.

Response:

We acknowledge the Staff’s comment and have revised and expanded the disclosure on page 84 to explain why MVP I deferred taking further action to list shares of MVP I common stock on the NASDAQ Global Market in 2016. Please read page 84 of Amendment No. 1.

3.          We note your disclosure on page 84 that the respective special committees were authorized to consider potential strategic transactions beyond the transaction with MVP I and MVP II. Please expand your disclosure to describe what, if any, other strategic transactions were considered by the parties and why those transactions were not pursued.

Response:

We acknowledge the Staff’s comment and have revised and expanded disclosure included on page 84 in response to Comment 2 and this Comment and have expanded disclosure regarding the consideration of strategic alternatives and the go shop process on pages 87-88 and 91, respectively, as further noted below.  We respectfully submit that this expanded disclosure, taken in combination with the existing disclosure (in particular, the disclosure on pages 87-89 and 91 describing the consideration of strategic alternatives, the go shop period, the termination fee, and the advisory agreement negotiation and process) regarding the process followed by the MVP I Special Committee contained in the Background of the Merger section, fully describes the consideration of other strategic transactions by the MVP I Special Committee.  Further, we respectfully note that, as disclosed on page 84, the MVP II Special Committee was formed for the purpose of considering a strategic transaction between MVP II and MVP I.

Securities and Exchange Commission
July 19, 2017

The following disclosure has been added on pages 87-88:

“The MVP I Special Committee considered and observed that (i) more than $36.2 million of debt was in a lockout period and was not pre-payable, (ii) substantial transaction costs would be incurred in connection with an alternative strategic transaction, (iii) ten properties are jointly owned with other parties (including nine properties with MVP II) and (iv) such matters would likely adversely influence the results of an immediate liquidation of MVP I.  The MVP I Special Committee discussed the relatively high general and administrative costs of continuing to operate MVP I as a stand-alone entity and that the joint ownership of ten properties with other parties would likely adversely impact the per share value of continuing to operate MVP I as a stand-alone entity followed by a liquidation at a later date.  The MVP I Special Committee also discussed concerns about the potential initial listing price that would be assigned to MVP I in a stand-alone listing on an established exchange given the relatively small equity capitalization of MVP I.  After further deliberation, and considering the proposed exchange ratio in the Proposed Merger and the proposed restructuring of fees charged by the Advisor in the transaction and post transaction, the MVP I Special Committee concluded that the Proposed Merger was likely to be superior to the other potential strategic alternatives.”

The following disclosure has been added on page 91:

“Stanger and Venable negotiated with 12 parties with regard to signing a confidentiality agreement of which 8 confidentiality agreements were executed.  No bids were received prior to the July 10, 2017 Go Shop Period End Time.”

4.          We note your disclosure on page 87 that the MVP I Special Committee determined that the exchange ratio should be increased due to the implicit net asset value per share of MVP I and MVP II. Please describe what you mean by “implicit” net asset value and how this consideration impacted the exchange ratio.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 88 to clarify the meaning of “implicit” net asset value and how this consideration impacted the exchange ratio. The first sentence of the first full paragraph on page 87 has been clarified as follows:

Securities and Exchange Commission
July 19, 2017

“Following discussions with Stanger, the MVP I Special Committee determined that the exchange ratio should be increased after considering the estimated ranges of net asset value per share of MVP I and MVP II and the relative exchange ratio range.”

Opinion of the MVP I Special Committee’s Financial Advisor, page 97

5.          Please revise to provide more detail regarding the underlying information used by Stanger in forming the fairness opinion, including, but not limited to, disclosure regarding the assumptions made and methods used for determining that the consideration to be provided to MVP REIT I, Inc.’s shareholders is fair.

Response:

We acknowledge the Staff’s comment and have revised our disclosure to provide more detail regarding the underlying information used by Stanger in forming its fairness opinion, including, disclosure regarding the assumptions made and methods used for determining that the consideration to be provided to MVP I’s shareholders is fair.

The following disclosure has been added to the Net Asset Value analysis description on page 99:

“To establish the range of capitalization rates, Stanger reviewed information on 58 parking lot and garage property sales and observed that the range of capitalization rates and sale per land square foot reported for these purchase and sale transactions ranged from 4.5% to 8.7% and $14 to $356 per square foot, respectively.  Stanger also reviewed survey data including the Situs RERC Real Estate Report for the second quarter 2016 (the “RERC Survey”), which was the most current survey on parking facilities published by Situs RERC at the time of Stanger’s analysis. Stanger observed that target going-in capitalization rates among survey participants, per the RERC Survey, for: (i) national buyers of parking facilities ranged from 5.0% to 10.0% and averaged 7.0%; and (ii) national sellers of parking facilities ranged from 4.5% to 10.0% and averaged 6.3%.”

The following disclosure has been added to the Discounted Cash Flow Analysis description on page 99:

“To establish the range of discount rates Stanger applied a 125 to 150 basis point premium to the terminal capitalization rate range for MVP I and MVP II properties. To establish the range of terminal capitalization rates for MVP I and MVP II, Stanger applied its experience and professional judgement and adjusted the weighted average portfolio direct capitalization rate range derived in the net asset value analysis by 50 basis points for MVP I and MVP II.”

The following disclosure has been added to the Conclusions paragraph on page [100]:

“Stanger advised the MVP I Special Committee that the use of relative net asset value analysis and relative discounted cash flow are usual and customary methods for evaluating the fairness of the consideration to be received in the combination of real estate entities.”

Securities and Exchange Commission
July 19, 2017

Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 1 to Daniel M. LeBey at Vinson & Elkins L.L.P. at (804) 327-6310.

Very truly yours,

MVP REIT II, INC.

By:	/s/ Michael V. Shustek
Michael V. Shustek
Chief Executive Officer, Secretary and Director,
MVP REIT II, Inc.

Enclosures

cc:	Stacie Gorman, Securities and Exchange Commission
Daniel M. LeBey, Vinson & Elkins L.L.P.
Michael V. Shustek, MVP REIT II, Inc.